Exhibit 99.1

OceanTech Acquisitions I Corp. Confirms Intention to Extend Period to Consummate Initial Business Combination

New York – May 23, 2022 – OceanTech Acquisitions I Corp. (“OceanTech” or the “Company”) (Nasdaq: OTECU), a special purpose acquisition company, today announced that it will extend the period of time it has to consummate its initial business combination by six months from June 2, 2022 to December 2, 2022 (the “Extension”) and deposit an aggregate of $1,548,900 into the Company’s Trust account for its public stockholders, representing $0.15 per public share, by June 2, 2022. The Extension is permitted under the Company’s governing documents.

OceanTech Acquisitions I Corp.

OceanTech Acquisitions I Corp. is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While it may pursue an initial business combination target in any business, industry or geographical location, it intends to focus its search on target businesses in the leisure marine, yachting and superyachting industries, and with enterprise values of approximately $250 million to $1.0 billion. The Company is sponsored by OceanTech Acquisitions I Sponsors LLC, an affiliate of investor and entrepreneur Joseph Adir.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed initial public offering and the anticipated use of the net proceeds. No assurance can be given that the offering discussed above will be completed on the terms described, or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and preliminary prospectus for the Company’s offering filed with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Relations

Lena Cati

The Equity Group, Inc.

(212) 836-9611

lcati@equityny.com